Mail Stop 4720

December 17, 2009

By US Mail and facsimile to (239) 263-4543

Stephen J. Gilhooly
Chief Financial Officer and Treasurer
TIB Financial Corp.
599 9th Street North
Naples, FL 34102

      Re: TIB Financial Corp.
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed March 16, 2009
              File No. 000-21329

Dear Mr. Gilhooly:

      We have completed our review of your Form 10-K for fiscal year ended December 31, 2008 and related filings and have no further comments at this time.

              Sincerely,

              Kathryn McHale
              Staff Attorney